Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Ext.4613	(514) 731-0000

SR Telecom Announces Departure of its Senior Vice President of Operations

MONTREAL, November 1, 2005 - SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA), a leading vendor of licensed OFDM solutions for broadband access networks with its Symmetry® products, today announced the departure of Benoit Pinsonnault, the Company’s Senior Vice President, Operations.

Mr. Pinsonnault has elected to exercise the change-of-control clause in his employment contract to pursue other interests. While his departure is effective immediately, Mr. Pinsonnault has agreed to remain with the Company as a consultant until March 31, 2006 to ensure continuity.

“Benoit has played a significant role in guiding SR Telecom through an extremely challenging period,” said William Aziz, Interim President and Chief Executive Officer of SR Telecom. “His dedication and leadership have helped enhance the efficiency and quality of SR Telecom’s R&D and production processes. We are pleased that Benoit will be continuing with us over the next several months to ensure a smooth transition. I would like to thank him for his contributions and wish him success in his future endeavours."

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed Symmetry®WiMax-ready solution, SR Telecom provides bridge technology to future high speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

SR Telecom and Symmetry®are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.